Vista Gold Corp.
7961 Shaffer Parkway, Suite 5
Littleton, CO  80127

November 19, 2012

Via EDGAR

Securities and Exchange Commission
ATTN:  Mr. John Reynolds, Mr. Ronald Alper and Ms. Pamela Howell
100 F Street, NE
Washington, D.C.  20549

Re:	Vista Gold Corp. – Request for Acceleration Registration Statement on Form S-3 Filed on September 28, 2012, Amended November 5, 2012 File No. 333-184191

Ladies and Gentlemen:

On behalf of Vista Gold Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-184191) to permit said Registration Statement to become effective at 5:00 p.m. on November 19, 2012, or as soon thereafter as practicable.

Vista Gold Corp. hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Vista Gold Corp.

/s/ Jack Engele
Jack Engele, Chief Financial Officer